UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

☐ Form N-CSR

For Period Ended: December 31, 2022

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Marathon Digital Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

101 NE 3rd Avenue, Ste 1200

Address of Principal Executive Office (Street and Number)

Fort Lauderdale, FL 33301

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed on the Current Report on Form 8-K filed by Marathon Digital Holdings, Inc. (the “Company”) on February 22, 2023, the Company received a comment letter from the Corporation Finance Staff of the Securities and Exchange Commission relating to, among other things, certain accounting matters as described further below.

On February 27, 2023, the Company’s Audit Committee of the Board of Directors, after consultation with Marcum LLP, the Company’s independent auditor, concluded that due to certain accounting errors, as described below, the previously issued audited consolidated financial statements contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and the previously issued unaudited condensed consolidated financial statementsfor the interim periods in 2022 and 2021 as contained in the Company’s Quarterly Reports on Form 10-Q for the fiscal periods ended March 31, 2021 and 2022, June 30, 2021 and 2022 and September 30, 2021 and 2022 (the “Impacted Financial Statements”) should no longer be relied upon. Similarly, related earnings releases and other financial communications for these periods should no longer be relied upon. The Company intends to correct the errors and will be restating the Impacted Financial Statements.

Management and the Audit Committee have discussed these matters with Marcum LLP.

As a result of receiving the SEC comments on February 22, 2023 and the Audit Committee’s determination to restate the Impacted Financial Statements, the Company is unable to complete and file its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (“2022 Form 10-K”) and to make the required corrections to its financials and accompanying disclosures for the Impacted Financial Statements by the filing deadline for the Company’s 2022 Form 10-K of March 1, 2023.

Among the restatement issues are:

Impairment of digital assets: The Company’s digital assets (bitcoin) are indefinite lived intangible assets within the scope of FASB ASC 350 – Intangible Assets Goodwill and Other (“ASC 350”) and as such, are subject to impairment testing on an annual basis or more frequently if events or changes in circumstances indicate it is more likely than not that the asset is impaired in accordance with ASC 350-30-35-18.

The Company recently determined that its method of calculating impairment on a daily basis using a standard cutoff time was not in compliance with the ASC 350-30-35-19 requirement to recognize impairment whenever carrying value exceeds fair value, which effectively calls for the intraday low price to be utilized in calculating impairment whenever events or changes in circumstances indicate it is more likely than not that the asset is impaired.

Operation of a bitcoin mining pool that included third party participants: In late 2021 and early 2022, the Company operated a bitcoin mining pool that included a small number of unrelated third-party participants. The Company accounts for revenues based on ASC Topic 606, Revenue from Contracts with Customers (ASC “606”) and had determined that in its capacity as the operator of a mining pool that included third parties, it acted as an agent. As a result, the Company recorded revenues on a net basis, subtracting any revenue allocated to the third-party pool participants from its revenue as the operator of the pool.

The Company recently determined that its assessment that it acted as an Agent in operating the third-party mining pool was incorrect and that it should have concluded that it was acting as a principal in its capacity as the pool operator. The effect of this change from Agent to Principal is that the Company should have recorded revenue from the pool on a gross basis with an offsetting cost of revenue to reflect amounts allocated to third party participants.

The Company estimates that both its revenues and its cost of revenues for the year ended December 31, 2021 were understated due to the “net” vs. “gross” presentation of revenues in its financial statements. As a result, both revenues and cost of revenues, energy, hosting and other are expected to increase upon completion of this restatement for 2021. There will also be minor increases to revenues and cost of revenues, energy, hosting and other in previously issued interim financial statements in both 2021 and 2022. The restatement of the Impacted Financial Statements is not expected to have any impact on total margin, operating income or net income in 2021 or in any of the interim periods in 2021 or 2022. The Company no longer operates a pool that includes third parties.

The information set forth herein solely refers to restatement issues in the Impacted Financial Statements and does not reflect any changes in accounting policy.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jolie Kahn	516	217-6379
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters discussed in Part III above and the ongoing impairment analysis, the Company not yet able to make a reasonable estimate of any changes in its results of operations for the year ended December 31, 2022 as compared to December 31, 2021.

The foregoing statements are based on our current expectations and assumptions as of the date of this filing and involve a number of risks and uncertainties which may cause actual results to differ from these preliminary estimates. The risks include, but are not limited to, unexpected changes arising during the ongoing quarterly review procedures. Except for historical information contained herein, the statements in this Form 12b-25 are forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to a number of risks and uncertainties that may cause actual events and results to differ materially from the forward-looking statements. Such risks and uncertainties include those described in the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, particularly the “Risk Factors” sections of such filings, and other filings with the SEC, including the Form 8-K. Accordingly, no assurances can be given that the actual events and results will not be materially different than the anticipated results described in the forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements and are urged to carefully review and consider the various disclosures made in the Company’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other filings made with the SEC from time to time that disclose risks and uncertainties that may affect the Company’s business. The forward-looking statements in this Form 12b-25 are made as of the date of this Form 12b-25. Marathon does not undertake, and expressly disclaims, any duty to publicly update these statements, whether as a result of new information, new developments or otherwise, except to the extent that disclosure is required by law.

MARATHON DIGITAL HOLDINGS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

MARATHON DIGITAL HOLDINGS, INC.

Date : February 28, 2023	By :	/s/ Fred Thiel
Fred Thiel
Chief Executive Officer